

Mail Stop 4561

March 15, 2018

Raymond Ming Hui Lin
Chief Executive Officer
CLPS Incorporation
c/o 2nd Floor, Building 18, Shanghai Pudong Software Park
498 Guoshoujing Road, Pudong, Shanghai 201203
People's Republic of China

> **Re:** **CLPS Incorporation**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form F-1**
> **Submitted February 23, 2018**
> **CIK No. 0001724542**

Dear Mr. Lin:

We have reviewed your amended draft registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments. References to prior comments refer to our comment letter dated February 16, 2018.

Our Business

Solution Services, page 59

1. We note your response to prior comment 5 regarding your technology solutions products that are based on block chain technology. You disclose that you "have developed a loyalty reward solution based on a block chain platform and implemented this solution with several China-based banks." However, you do not identify the banks that have implemented your solution, nor have you described how they have implemented your rewards programs, how the programs use block chain technology to record transactions,

prevent fraud or abuse, and enable the banks or its customers to access, receive or use such rewards. Please revise your disclosure accordingly.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3483 with any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information
Technologies and Services

cc: F. Alec Orudjev, Esq.
Schiff Hardin LLP